

June 14, 2010

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia

> **Re: Mohawk Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 001-13697**

Dear Mr. Lorberbaum:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
Alston & Bird LLP
Via Facsimile